UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from __________ to __________

Commission File Number: 1-12649

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

America West Holdings Corporation Future Care 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

America West Holdings Corporation 111 West Rio Salado Parkway Tempe, Arizona 85281

America West Holdings Corporation
Future Care 401(k) Plan

Report on Audited Financial Statements
and Supplemental Schedule

As of December 31, 2002 and 2001 and for the
year ended December 31, 2002

America West Holdings Corporation Future Care 401(k) Plan
Contents
December 31, 2002 and 2001

Page(s)

Report of Independent Auditors	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-10
Supplemental Schedule
Schedule of Assets (Held at End of Year)	12

Note:	Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of
America West Holdings Corporation Future Care 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of America West Holdings Corporation Future Care 401(k) Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Phoenix, Arizona
June 27, 2003

America West Holdings Corporation Future Care 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001

Assets
Investments, at fair value	$295,486,829	$349,135,967
Participant loans	12,784,682	12,211,521

Total investments	308,271,511	361,347,488
Contributions receivable
Participants	773,038	659,514
Employer	223,470	190,458

Net assets available for benefits	$309,268,019	$362,197,460

The accompanying notes are an integral part of these financial statements.

America West Holdings Corporation Future Care 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2002

Additions to (deductions from) net assets attributed to
Investment income (loss)
Net depreciation in fair value of investments	$(78,584,068)
Interest and dividends	6,211,487

(72,372,581)

Contributions
Participant	29,738,273
Employer	8,728,099

38,466,372
Total net deductions	(33,906,209)

Deductions from net assets attributed to
Benefits paid to participants	(18,958,215)
Administrative fees	(65,017)

Total deductions	(19,023,232)

Net decrease in net assets available for benefits	(52,929,441)
Net assets available for benefits
Beginning of year	362,197,460

End of year	$309,268,019

The accompanying notes are an integral part of these financial statements.

America West Holdings Corporation Future Care 401(k) Plan
Notes to Financial Statements
December 31, 2002 and 2001

1.	Description of the Plan

The following description of the America West Holdings Corporation Future Care 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General
On January 1, 1989, America West Holdings Corporation (the “Plan Sponsor”), a holding company with no business activity other than its investment in America West Airlines, Inc. (“AWA”) and The Leisure Company (collectively, the “Company”), established the Plan for all employees of the Company who have met certain eligibility requirements. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides for employee and matching employer contributions in accordance with section 401(k) of the Internal Revenue Code.

The Plan has engaged Fidelity Management Trust Company (the “Trustee”) to provide recordkeeping, asset management and administrative services to the Plan. Effective February 1, 2000, the Company’s Board of Directors amended and restated the Plan to allow for the purchase of the Company’s common stock. As of December 31, 2002, 21 different fund choices are made available to Plan participants. Eligible employees may direct a portion of employee and employer contributions (not to exceed 25 percent of the participant’s account balance) to purchase common stock at fair market value as determined on the date funds are received by the Trustee.

Eligibility
Employees are eligible to participate in the Plan upon meeting the following criteria: (i) first of the month following three months of service unless a director or above, who require one hour of service; and (ii) not a member of a collective bargaining unit for which retirement benefits have been the subject of good faith bargaining unless the respective bargaining agreement provides otherwise.

Contributions
Plan contributions consist of four components: (i) eligible employee deferral contributions up to 15 percent of the participant’s compensation each pay period up to an annual before tax dollar limitation in accordance with the Internal Revenue Service ($11,000 for 2002 and $10,500 for 2001); (ii) a discretionary employer matching contribution, as determined annually by the Company’s Board of Directors (which was 50 percent of the employee deferral contribution up to 6 percent of the participant’s compensation for 2002 and 2001); (iii) discretionary supplemental contributions by the Company at any time during the year (none in 2002 and 2001); and (iv) rollover contributions from a participant’s personal or prior employer tax deferred retirement accounts. Participants can change or suspend their contributions in accordance with the guidelines specified in the Plan document.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, all contributions by the Company, and net earnings of the Plan. Plan earnings are allocated based on the number of shares in each participant’s account in each investment fund on a daily basis.

America West Holdings Corporation Future Care 401(k) Plan
Notes to Financial Statements
December 31, 2002 and 2001

Investments Options
Participants of the Plan may allocate contributions among the 21 investment options described below. Participants may transfer assets between and among funds. Additionally, participants may change the investment allocation of their contributions at any time.

Fidelity Puritan Fund
Normally invests approximately 60 percent of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities, when its outlook is neutral. Investments in lower-rated securities involve greater risk than other debt securities, including the risk of default. The fund will invest at least 25 percent of total assets in fixed-income senior securities (including debt securities and preferred stocks). The fund may invest in securities of domestic and foreign issuers.

Fidelity Magellan Fund
Normally invests in common stocks. The fund may invest in securities of domestic and foreign issuers. No more than 40 percent of the fund’s assets may be invested in companies operating exclusively in any one foreign country.

Fidelity Equity Income II Fund
Normally invests at least 80 percent of total assets in income producing equity securities, which tends to lead investments in large cap “value” stocks. The fund may potentially invest in other types of equity securities and debt securities, including lower-quality debt securities. The fund may invest in securities of domestic and foreign issuers.

Spartan U.S. Equity Index Fund
Normally invests at least 80 percent of assets in common stocks included in the S&P 500, which broadly represents the performance of common stocks publicly traded in the United States.

Fidelity U.S. Bond Index Fund Normally invests at least 80 percent of total assets in bonds included in the Lehman Brothers Aggregate Bond Index.

Fidelity Growth Company Fund The fund is structured to seek long term capital appreciation by investing mainly in companies with above-average growth potential.

Fidelity Overseas Fund
Normally invests at least 80 percent of total assets in foreign securities. The fund normally invests in common stocks. Foreign investments, especially those in emerging markets, involve greater risks and may offer greater potential returns than U.S. investments.

Fidelity Managed Income Portfolio
Invests in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. A small portion of the fund is invested in a money market fund to provide daily liquidity. Investment contracts provide for the payment of a specified rate of interest to the fund and for the repayment of principal, when the contract matures. Participant withdrawals and exchanges are paid at book value (principal and interest accrued to date) during the life of the contract.

America West Holdings Corporation Future Care 401(k) Plan
Notes to Financial Statements
December 31, 2002 and 2001

America West Stock Fund
Normally invests in the stock of the Company as well as short-term investments. The amount of short-term investments is based upon a target established by the Company, but the actual amount of short-term investments on any given business day will vary with the amount of cash awaiting investment and participant activity of the fund.

Alger MidCap Growth Institutional Portfolio – Institutional Class
Normally invests in mid-sized companies. The portfolio invests primarily in the equity securities of companies having market capitalizations, at the time of investment, within the range of companies in the S&P MidCap 400 Index. (Available effective April 1, 2002)

Fidelity Low-Priced Stock Fund
Normally invests at least 80 percent of total assets in low-priced common stocks (those priced at or below $35 per share), which can lead to investments in small and medium sized companies. The fund may potentially invest in stocks not considered low priced. The fund may invest in securities of domestic and foreign issuers. (Available effective April 1, 2002)

Managers Special Equity Fund
Normally invests primarily in common and preferred stocks of small and medium sized U.S. companies that are believed to have superior growth potential, either in stocks of companies that are in the early stages of their corporate life cycle or not yet well recognized, or in more established companies that are experiencing rapid growth. The fund may also invest in debt securities (bonds). (Available effective April 1, 2002)

Morgan Stanley Institutional Fund Trust Value Portfolio – Advisor Class
Normally invests in mostly common stocks of medium to large companies (equity capitalization generally greater than $2.5 billion) that are considered undervalued or out of favor with other investors. (Available effective April 1, 2002)

The Oakmark Select Fund
Primarily invests in common stocks of U.S. companies. The fund is non-diversified, which means that it is not limited to a percentage of assets that it may invest in any one issuer. (Available effective April 1, 2002)

Fidelity Freedom Income Fund
Invests approximately 20 percent in Fidelity stock mutual funds, 40 percent in Fidelity bond mutual funds, and 40 percent in Fidelity money market mutual funds. (Available effective April 1, 2002)

Fidelity Freedom 2000 Fund
Invests approximately 24 percent in Fidelity stock mutual funds, 42 percent in Fidelity bond mutual funds and 34 percent in Fidelity money market mutual funds. The mix of underlying funds will gradually become more conservative over time. (Available effective April 1, 2002)

Fidelity Freedom 2010 Fund
Invests approximately 46 percent in Fidelity stock mutual funds, 45 percent in Fidelity bond mutual and 9 percent in Fidelity money market mutual funds. The mix of underlying funds will gradually become more conservative over time. (Available effective April 1, 2002)

America West Holdings Corporation Future Care 401(k) Plan
Notes to Financial Statements
December 31, 2002 and 2001

Fidelity Freedom 2020 Fund
Invests approximately 70 percent in Fidelity stock mutual funds and 30 percent in Fidelity bond mutual funds. The mix of underlying funds will gradually become more conservative over time. (Available effective April 1, 2002)

Fidelity Freedom 2030 Fund
Invests approximately 83 percent in Fidelity stock mutual funds and 17 percent in Fidelity bond mutual funds. The mix of underlying funds will gradually become more conservative over time. (Available effective April 1, 2002)

Fidelity Freedom 2040 Fund
Invests approximately 90 percent in Fidelity stock mutual funds and 10 percent in Fidelity bond mutual funds. The mix of underlying funds will gradually become more conservative over time. (Available effective April 1, 2002)

Fidelity BrokerageLink The participant has sole discretion over which assets to invest in. Investment options consist of most listed stocks and other mutual funds. (Available effective April 1, 2002)

Effective April 1, 2002, the five investment options described below have been closed to future contributions and exchanges from participants within the Plan.

Fidelity Asset Manager
Allocates the fund’s assets among stock, bonds, and short-term and money market instruments. Maintains a neutral mix over time of 50 percent of assets in stocks, 40 percent of assets in bonds, and 10 percent of assets in short-term/money market instruments.

Fidelity Asset Manager – Growth
Allocates the fund’s assets among stocks, bonds, and short-term and money market instruments. Maintains a neutral mix over time of 85 percent of assets in stocks, 15 percent of assets in bonds, and short-term/money market instruments.

Fidelity Asset Manager – Income
Allocates the fund’s assets among stocks, bonds, and short-term and money market instruments. Maintains a neutral mix over time of 20 percent of assets in stocks, 50 percent of assets in bonds, and 30 percent of assets in short-term/money market instruments.

Fidelity Aggressive Growth Fund
Normally invests in common stocks. The fund invests in companies that offer the potential for accelerated earnings or revenue growth. The fund focuses on investments in medium-sized companies, but may also invest substantially in larger or smaller companies.

Barron Asset Fund
Primarily invests in small and mid-cap companies with market values between $500 million and $5 billion. The fund seeks to purchase attractively priced companies with compelling investment characteristics before the growth prospects and assets of these companies have been properly valued by other investors.

America West Holdings Corporation Future Care 401(k) Plan
Notes to Financial Statements
December 31, 2002 and 2001

Vesting
Participants are fully vested in their contributions and the earnings thereon. Participants become fully vested in employer contributions and earnings thereon after five years of service with the Company as reflected in the following vesting schedule:

Completed	Vesting
Years of Service	Percentage

2	20%
3	40%
4	60%
5 or more	100%

Forfeitures
Upon termination of service, a participant forfeits any nonvested employer matching contributions and earnings thereon. Such forfeitures are used to reduce future contributions by the Company. Effective January 1, 2002, forfeitures may be used to pay Plan administrative expenses attributed to the Company. Forfeitures totaled approximately $184,365 during the year ended December 31, 2002.

Administration The Plan is sponsored by the Company and administered by the Administrative Committee, composed of ten employees of the Company, who are appointed by the Board of Directors.

Expenses incurred in the administration of the Plan and the trust are paid by the Company or from Plan assets to the extent not paid by the Company.

Distributions
Distributions from the Plan are available upon any of the following: (i) termination of employment with the Company; (ii) retirement and in-service distributions upon or following age 59-1/2; and (iii) disability or death. The participant (or the beneficiary) will receive a lump-sum distribution of the value of the account. If the value of the account is greater than $5,000 then the distribution may be deferred. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the participants elect to rollover their distributions into an Individual Retirement Account or another qualified employer plan or elect or qualify for favorable tax treatment.

Loans to Participants
The Plan allows for participant loans. A loan made to a Plan participant shall be in an amount that is not less than $1,000 and not more than 50 percent of the vested interest in the participant’s account up to $50,000. Loans bear interest at a rate commensurate with local prevailing rates as determined by the Administrative Committee and range from 5.75 percent to 10.5 percent and are collateralized by the borrower’s assignment of rights to their available account, as acknowledged by a promissory note. Repayments are generally made over a maximum five-year period. Repayment is performed by payroll deduction for active employees. Pursuant to a collective bargaining agreement between AWA and its pilots, the Plan permits pilots to have up to two loans outstanding and to provide for the repayment of loans in forms other than monthly payroll deductions.

America West Holdings Corporation Future Care 401(k) Plan
Notes to Financial Statements
December 31, 2002 and 2001

Amendment and Termination of the Plan
The Company anticipates that the Plan will continue without interruption but reserves the right to amend or terminate the Plan. No amendment may deprive any person of rights accrued prior to the enactment of such an amendment. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used for or diverted for purposes other than for the exclusive benefit of the participants.

2.	Significant Accounting Policies

Method of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accordingly, income is recognized when earned and expenses are recorded when incurred. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2002 and 2001 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2002. Actual results could differ from those estimates.

Concentration of Credit Risk
Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to participants through participation in more than one fund.

Valuation of Investments
Investments are valued at the net asset value (fair value) per unit reported by those funds. The fair value has been measured by quoted market prices in an active market. Investments in individual funds or portfolios are accounted for as shares of the fund or portfolio.

Investment Income Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

Net Appreciation (Depreciation) in Fair Value
The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the net realized gains or losses and the net unrealized appreciation (depreciation) of those investments.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31, 2002 and 2001:

	2002	2001
Fidelity Puritan Fund	$35,791,176	$38,375,916
Fidelity Magellan Fund	93,034,215	125,751,973
Fidelity Growth Company Fund	49,758,760	79,216,841
Fidelity Managed Income Portfolio	40,028,850	30,783,263

Each of the above is a mutual fund.

America West Holdings Corporation Future Care 401(k) Plan
Notes to Financial Statements
December 31, 2002 and 2001

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $78,584,068 as follows:

2002
Mutual funds	$(76,585,681)
America West stock fund	(1,998,387)

$(78,584,068)

4.	Tax Status of the Plan

The Plan received it latest determination letter on July 31, 2002 in which the Internal Revenue Service stated the Plan, as then designed, is in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan’s administrator and legal counsel believe that the Plan is currently designed and being operated in compliance with the requirements of the Internal Revenue Code.

5.	Parties-in-Interest

Certain investments of the Plan are shares of funds managed by Fidelity Investments, Inc., a related party of Fidelity Management Trust Company. Fidelity Management Trust Company is the Plan’s trustee, and therefore, these transactions are considered exempt party-in-interest transactions. In addition, the Plan’s investments include purchases and sales of stock in the Plan Sponsor.

6.	Plan Amendments

Effective January 1, 2002, the Plan adopted the following amendments:

•	The vesting schedule for the Plan was adjusted resulting in partial vesting beginning after two years of service as opposed to three years.

•	The minimum age requirement for participation in the Plan was eliminated.

In addition, the Plan was amended to comply with a number of regulatory changes and other legal requirements.

Supplemental Schedule

America West Holdings Corporation Future Care 401(k) Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2002

		(c) Description of Investment, including
	(b) Identity of Issuer, Borrower	Maturity Date, Rate of Interest, Collateral,	(d) Cost	(e) Current
(a)	Lessor or Similar Party	Par, or Maturity Value	**	Value

***	America West Holdings Corporation	America West Stock Fund	$—	$3,050,532
*	Fidelity Investments, Inc.	Fidelity Puritan Fund	—	35,791,176
*	Fidelity Investments, Inc.	Fidelity Magellan Fund	—	93,034,215
*	Fidelity Investments, Inc.	Fidelity Asset Manager	—	4,379,107
*	Fidelity Investments, Inc.	Fidelity Asset Manager — Growth	—	9,842,965
*	Fidelity Investments, Inc.	Fidelity Asset Manager — Income	—	1,418,809
*	Fidelity Investments, Inc.	Fidelity Equity Income II Fund	—	6,608,279
*	Fidelity Investments, Inc.	Spartan U.S. Equity Index Fund	—	11,586,379
*	Fidelity Investments, Inc.	Fidelity U.S. Bond Index Fund	—	12,855,733
*	Fidelity Investments, Inc.	Fidelity Growth Company Fund	—	49,758,760
*	Fidelity Investments, Inc.	Fidelity Overseas Fund	—	6,951,210
*	Fidelity Investments, Inc.	Fidelity Aggressive Growth Fund	—	5,510,126
*	Fidelity Investments, Inc.	Fidelity Managed Income Portfolio	—	40,028,850
*	Fidelity Investments, Inc.	Barron Asset Fund	—	1,361,804
*	Fidelity Investments, Inc.	Fidelity Low Priced Stock Fund	—	3,687,930
*	Fidelity Investments, Inc.	Fidelity Freedom Income Fund	—	445,773
*	Fidelity Investments, Inc.	Fidelity Freedom 2000 Fund	—	123,512
*	Fidelity Investments, Inc.	Fidelity Freedom 2010 Fund	—	904,363
*	Fidelity Investments, Inc.	Fidelity Freedom 2020 Fund	—	1,292,072
*	Fidelity Investments, Inc.	Fidelity Freedom 2030 Fund	—	1,339,387
*	Fidelity Investments, Inc.	Fidelity Freedom 2040 Fund	—	103,201
*	Fidelity Investments, Inc.	Fidelity BrokerageLink	—	1,116,535
	Fred Alger Management, Inc.	Alger MidCap Growth Institutional Portfolio- Institutional Class	—	830,215
	The Managers Funds, LLC	Managers Special Equity Fund	—	454,039
	Morgan Stanley Investments, LP	Morgan Stanley Institutional Fund Trust Value Portfolio — Advisor Class	—	254,125
	Harris Associates LP	The Oakmark Select Fund	—	2,757,732
	Participant loans	Various rates of interest ranging from 5.75% to 10.5% maturing between four months and 5 years and collateralized by the participant’s account balances	—	12,784,682

			$—	$308,271,511

*	A related party to the Plan’s Trustee, therefore, a party-in-interest for which a statutory exemption exists.

**	All investments are participant directed, therefore, disclosure of cost is not required.

***	Investment qualifies as a party-in-interest for the Plan.

See Report of Independent Auditors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

America West Holdings Corporation Future Care 401(k) Plan

June 30, 2003
/s/ Derek J. Kerr

Derek J. Kerr Senior Vice President and Chief Financial Officer America West Holdings Corporation

EXHIBITS

Exhibit Number	Description

23	Consent of Independent Auditors

99	Certification of W. Douglas Parker, President and Chief Executive Officer of America West Holdings Corporation (the “Company”), and Derek J. Kerr, Senior Vice President and Chief Financial Officer of the Company, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002